UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

Date of Report: June 23, 2014

Commission File Number : 001-33701

Fly Leasing Limited

(Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

A copy of Fly Leasing Limited’s June 2014 investor presentation is furnished as an exhibit hereto and incorporated by reference herein.

Investors and others should note that Fly Leasing Limited (the “Company”) announces material information to investors through the investor relations page on its website (www.flyleasing.com/investor-relations), SEC filings, press releases, public conference calls and webcasts. The Company expects to update investor presentations and similar materials on a regular basis and will continue to post these materials to its investor relations website. The Company encourages investors, the media and others to review the information it posts from time to time on its website.

Exhibit	Title

99.1	Investor presentation of Fly Leasing Limited dated June 2014.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date:	June 23, 2014	By:	/s/ Colm Barrington
Colm Barrington Chief Executive Officer and Director

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EXHIBIT INDEX

Exhibit	Title

99.1	Investor presentation of Fly Leasing Limited dated June 2014.

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